Exhibit (a)(5)(G)

ATSC Acquisition Employee Call Script

Script for All Employee Conference Call

Introduction made by Pamela Little

Good morning everyone and thanks for joining us on this call to learn more about the exciting news for ATS Corporation and Salient Federal Solutions. This is Pamela Little along with John Hassoun Co-CEOs of ATSC and we are joined by Brad Antle, President & CEO of Salient Federal Solutions.

John Hassoun

By joining with Salient Federal Solutions, we will be better positioned going forward to serve our customers’ needs with a broader and deeper set of services. The acquisition is going to create significant opportunities for growth and professional development for ATSC employees. Additionally, as a private equity backed company, Salient Federal Solutions has the ability to access growth capital and provide incentives for the ATSC team members.

Pamela and I are tremendously proud of what we have worked together to create and we are excited to see what happens as ATSC continues to grow as part of Salient Federal Solutions.

Pamela Little

This is a tremendously exciting day for both our companies. Over the past several months, John and I have gotten to know the team here at Salient Federal Solutions very well. The more we have come to know each other, the more confident we both became that this was the right move for our future.

While financial considerations were important, ATSC’s leadership carefully considered the long-term strategic and cultural fit to make sure that it would truly advance ATSC’s business objectives. We determined that Salient had the strength of management, clear strategic direction, proven financial capacity and the right access to the customer community to be an ideal fit for ATSC.

With that, I am going to turn the call over to Brad Antle.

Brad Antle

Thanks, Pamela and John. I appreciate your sentiments and I also want to acknowledge the hard work by both sides that has brought us to this point. Together, I know we will accomplish great things.

Today marks the beginning of a new future for Salient and ATSC. You will be joining Salient at an exciting time in our business plan as we look to continue to expand in key customer markets by providing the IT, engineering, and analytic services government agencies need most—so they can meet the challenges they face now! The purpose of today’s call is to bring you up to speed on where we are, how we got here, and where we are going together.

I’d like to begin by giving you some background on the events that led up to this call today. Hopefully, you’ve seen the news release that was issued this morning announcing the definitive agreement for Salient to acquire ATSC. That announcement represents many months of due diligence by both sides to determine that this was exactly the right match for both ATSC and Salient Federal Solutions.

Senior management from both our companies has invested an enormous amount of time making sure that this combination makes sense for all the stakeholders. Based on that hard work, we have every confidence that this is the right move for the customers, employees, partners, and shareholders of both Salient and ATSC.

For many years I coached travel softball. At that level it was clearly a year round sport. As the coach of an elite team, much of the time and effort centered on selecting and preparing the best talent  Then putting them in the right positions to succeed. Salient has high expectations for what we can achieve together, but to accomplish our goals, we need the best talent. We know that the employees of ATSC embody that exceptional talent.

Before selecting ATSC, Salient evaluated quite a few potential acquisition candidates. But as we conducted a detailed analysis of those companies, ATSC stood out as a clear match from customer base to culture and financial performance to future opportunities. The fact that we are here today is a testament to the accomplishments of John Hassoun and Pamela Little, and the ATSC team in building a company with world-class capabilities. It is a testament to the quality of your performance, that has enabled ATSC to build such solid customer relationships.

We are a services company and recognize that you are the greatest assets in the business. You face the customer, drive the growth, and support the missions that are entrusted to ATSC. This is why we need every one of you to be fully informed, completely engaged and as totally enthused as we are moving forward together. Joining Salient will provide ATSC employees with exciting, new, and challenging professional opportunities as we invest in new business pursuits and future acquisitions.

So who is Salient Federal Solutions?

Salient Federal Solutions was founded in 2009 with the goal of becoming a leading provider of information technology and engineering solutions to the Federal Government. Salient was founded by many of the former senior leadership team from SI International, a Federal IT, Engineering and Network solutions company that grew from $20M in 1999 to $580M at the end of 2008. I served as SI’s CEO, and the rest of our management team includes SI’s former Chairman, Ray Oleson, former CFO, Ted Dunn, former HR leader Kay Curling, former Software Development Business Unit Executive Tom Pettit, former CIO Steve Hunt, former VP of Accounting JD Kuhn, and former Director of Corporate Development, Tom Lloyd. To this strong and experienced team we added Bill Parker, the former COO of NCI, as Salient’s COO, and Larry Rose former head of contracts for ICF International, as Salient’s VP of Contracts. Our management team is among the most experienced in the Federal technology services sector, and is actively building a world class Federal IT and Engineering Solutions company — through strong organic growth and strategic acquisitions, with ATSC as our latest addition.

We are built for change with constantly evolving capabilities, reinforced by a revolutionary approach to managing and leveraging talent, and a workforce able to solve the toughest challenges. We continue to prepare for the successes that strong, organic growth and strategic acquisitions will bring by investing in our infrastructure, tools, systems, facilities, and talent. Our core domains of intelligence, defense, homeland security, and cyber security represent areas of continuing importance to the Federal marketplace and our commercial clients. IT holds the promise of improved capabilities, at significantly reduced costs, and the ability to capture the wealth of knowledge embedded in our professional government workforce.

Salient Federal Solutions has financial backing from Frontenac Company, a private equity firm based in Chicago and several co-investors that include the John Hancock insurance company.

We recognize the drivers of success for a company in our industry are the quality of its people and the company’s values. We believe our culture is a factor that is driving our employee turnover rate lower, helping us to maintain client domain knowledge, and providing consistent, exceptional service to our customers.

So why did we decide to acquire ATSC?

Acquisitions are a key element of our growth strategy. Salient’s approach is to acquire companies that complement our offerings to our existing customers and provide us entry into other high-growth areas in public sector markets, integrate them together and then to grow from there. Since 2009 we have considered scores of companies for potential acquisition. However, we have acquired and integrated three companies that are the basis of our government and commercial work and further our purpose: SGIS, Command Information, and the ESS Division of Dataline Inc.

We were looking for a company that was focused on providing high value services to the Federal Civilian Government, had a solid reputation in the market and with their customers, had relevant core capabilities that we could extend across a larger customer base, had a strong front line management and employees that were meeting or exceeding their customer expectations.

That is a tough set of criteria. ATSC was a perfect fit. You are a perfect fit for where Salient is today.

As you know, there has been a substantial consolidation of service providers in our market with larger companies having a commanding presence.  Many of the mid-tier companies have been acquired or grown well past nominal mid-tier status.  ATSC has built a great reputation for providing creative solutions and delivering substantial value to its customers — especially in the civilian government market in case management, federal financial systems, supply chain management, border and port security, and health information systems. Your strong customer relationships are evident in the strong recompete award history you have achieved.

By adding ATSC to the Salient family, we will expand the range of services we deliver to our existing customers and provide compelling solutions to new customers. One of the key factors in the decision to acquire ATSC was your relationships with your customers. We’re counting on you to continue in that role, supporting the same customers, and providing the same high level of service and professionalism you always have—but now with enhanced support from Salient. Through the combined company, you’ll have access to a much broader range of services—at any required scale or global location. Wherever and whenever you or your customers need support, Salient can reach back to a wide range of complementary capabilities, offerings and expertise.

Salient will continue to invest in building the infrastructure we need to support faster growth. We will also leverage our Business Development organization so we can pursue major program opportunities across our capabilities. Together, we can compete more effectively in our industry, take on larger scale assignments, and provide more comprehensive solutions to both our current and future customers.

Our most immediate objective is to preserve the relationship between ATSC’s customer support teams and your customers. Together with ATSC project leadership we will meet with all ATSC customers to help you explain how the acquisition directly benefits them and how we are ensuring full continuity.

We have a solid reputation for integrating our acquisitions in a way that clearly benefits both our employees and our clients. The ability to accelerate organic growth depends on our success at efficiently cross selling the capabilities we have to all of our customers. We strive to bring the best processes and capabilities from each acquisition and combine them within Salient in such a manner that we generate the best platform for supporting our customers. Our marketing and branding campaigns will emphasize the power of a single, integrated company.

It is important to remember that the combination of our companies will likely take between 30-60 days.  After we close, you will move to Salient’s benefits in coordination with the payroll transition. You will be provided a special open enrollment period in 2012 to elect Salient benefits. However, the years of service you currently have on record at ATSC will be grandfathered as you become a member of the Salient team. Your grandfathered employment service affects the Salient Federal Solutions benefits you earn for Paid Time Off (PTO), Service Awards, and vesting in the match of the 401(k) plan. We will communicate more specific details during the initial meeting with our HR team, which we expect to be held immediately post-closing.

Over the next 30-60 days we will be developing plans to ensure a smooth and successful transition to merge ATSC into Salient Federal Solutions effectively. Communication is critical in making this transition a success. I’m sure you have many questions and because we have so many people in so many places, I’d appreciate it if you would submit them by email to TransitionHelp@salientfed.com or via our telephone hotline with a dedicated voice-mailbox: 1-877-501-1444. The questions that you submit to our integration e-mail box or the toll-free telephone hotline will be collected daily with the responses provided to ATSC Communications-Joanne, within 48 hours for distribution to employees after internal ATSC review. Your personal information will be kept in the utmost confidence throughout this process, and you will not be personally identified with any public communication of questions and responses.

It’s hard not to sound a bit cliché, but it is important that we hear what your concerns or questions are. It is important to us that the lines of communication get opened and stay open. Our mutual success depends upon it. You will see me a couple of times per year in an effort to give you a sense from me directly, of where we are going as a company and to give you a chance to ask me questions face-to-face. You will find that we like to be visible to you and to our customers.

Together, we will be initiating an exciting new chapter in the growth of our companies. Combining our talents, skills and capabilities, we will create new opportunities for everyone involved. I look forward to welcoming each of you as a member of the Salient team when this transaction closes.

Just a reminder, Salient and ATSC are separate companies until the transaction completes.

With that, we are going to open the call for questions.  First from here in Tyson’s, then to Metro Center in DC, followed by Mark Center Alexandria, and finally from anyone else on the call.

This document is neither an offer to purchase nor solicitation of an offer to sell securities. The tender offer for the outstanding shares of ATSC’s common stock described in this document has not commenced. At the time the offer is commenced, a subsidiary of Salient will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (the “SEC”), and ATSC will file a solicitation/recommendation statement on Schedule 14D-9, with respect to the offer. The tender offer statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to ATSC’s stockholders at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s website: www.sec.gov.